November 16, 2007
Mr. Jim Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 R Street N.E.
Washington, D.C. 20549
Re:	Erie Indemnity Company Form 10-K for the Fiscal Year ended December 31, 2006 Filed on February 26, 2007 File No. 0-24000
Dear Mr. Rosenberg,
On behalf of Erie Indemnity Company (the “Company”) this letter is being submitted in response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) verbally on November 2, 2007, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006. We have carefully considered the Staff’s comments and have provided our responses below. For convenience, each of the Staff’s comments is shown below in bold text, followed by the Company’s response.
1.	With regard to the proposed disclosure of loss reserves by line of business on page four of your response letter dated September 13, 2007, the staff requests that you include a similar table on a gross basis. You may consider disclosure of only the gross basis table (eliminate the net basis table) or inclusion of both tables. You should also conform the lines of business presented in the table in your response letter to those used in your 2006 annual report (under “Financial Condition, Liabilities, Property/casualty loss reserves”) or vice versa, when making this disclosure in your 2007 report.
The Company’s three wholly-owned property casualty insurance subsidiaries write policies and then cede 100% of these policies to the Property Casualty Group under an inter-affiliate reinsurance pooling arrangement. Under the arrangement, 5.5% of the amount written by the Property Casualty Group is then retroceded to the Company’s insurance subsidiaries. Approximately 17% of the premiums/policies written by the Property Casualty Group are issued by the Company’s three insurance subsidiaries, however retention of risk is limited to 5.5%. Accordingly, the risk inherent in the Company’s insurance underwriting operations and variability of the estimate for loss and loss adjustment reserves are substantially mitigated by this inter-affiliate reinsurance pooling arrangement. As described in Item 1 of the Company’s 2006 Form 10-K, management considers the Company’s 5.5% (net) share of the loss and loss adjustment expense reserves as the relevant information we use given our business practices under the pooling arrangement because this information reflects losses ultimately accruing to the Company’s property/casualty insurance subsidiaries. Information concerning gross loss reserves on business written by the Company’s three property/casualty subsidiaries is not used by the company to review individual subsidiary results or manage the overall insurance operations. Therefore we believe this information could potentially mislead a reader of our financial statements.
The approach employed by the Company in developing its loss and loss adjustment reserves for IBNR entails development of a best estimate of IBNR for the entire (pooled) Property and Casualty Group, which is selected for each line of business based upon the judgment of management and Company actuarial management. After the best estimate reserves have been established for the Property and Casualty Group, IBNR is allocated to the five property casualty insurers in the Property and Casualty Group, including the three insurance subsidiaries of the Company, based on their relative direct earned premiums. Any changes that occur in the gross reserves of the Company’s subsidiaries are accompanied by a corresponding change in the inter-company reinsurance receivable asset, ultimately leaving the Company with its 5.5% share of pooled reserves.
Management respectfully requests the staff to forego the request for disclosure of this information in the periodic reports filed by the Company.
As suggested by the staff, management will conform the line of business detail in its reserve disclosures throughout our 2007 annual report to those used in our response letter dated September 13, 2007.
2.	Referring to our response to item 1b, the staff clarification as to why it is appropriate to delete the disclosures concerning actuarial methods from our future disclosures concerning loss reserve development under “Critical Accounting Estimates”.
It is management’s intent to focus our insurance underwriting disclosures on the line(s) of business where assumptions related to the development of loss reserve would have a material impact on the Company’s financial position and financial results. Management reconsidered this response and will plan to retain the general descriptions of actuarial methods under Critical Accounting Estimates. Management will assess the materiality of reserve changes discussed in future filings under Discussion & Analysis of Insurance Underwriting results, and will incorporate increased discussion of key assumptions and changes in key assumptions included therein into our discussion under Critical Accounting Estimates. Our intent is to refine the disclosures under both sections to those concerning actuarial methods for lines of business where assumptions related to the development of loss reserve would not have a material impact on the Company’s financial position and financial results. We will evaluate at each reporting period whether disclosure related to key assumptions utilized in developing loss reserve liabilities for other lines would be relevant from a materiality standpoint, on a net basis, to a user of the financial statements, due to changes in business, operations, or other factors.

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The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We would be happy to respond to any further questions you or your staff may have. You may call me at (814) 870-2286.
Very truly yours,
Erie Indemnity Company

By:	/s/ Philip A. Garcia

Philip A. Garcia Executive Vice President and Chief Financial Officer
cc:	Ibolya Ignat, Staff Accountant Mary Mast, Senior Staff Accountant

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